Schedule B

The following table lists all transactions completed by the Reporting Persons in the Common Shares since the Reporting Persons' most recent filing on January 9, 2026, which were all completed through open market purchases.

Tether Investments, S.A. de C.V.:

Date	Shares Bought	Price
January 12, 2026	69,000	8.2569
January 13, 2026	42,364	8.1807
January 14, 2026	47,543	8.1519
January 15, 2026	65,280	8.2057
January 16, 2026	37,557	8.1702
January 20, 2026	56,316	8.3549
January 21, 2026	45,522	8.3781
January 22, 2026	71,366	8.4750
January 23, 2026	65,800	8.2610
January 26, 2026	107,600	8.6101
January 27, 2026	51,939	8.4044
January 28, 2026	71,535	8.6765
January 29, 2026	63,305	8.2448
January 30, 2026	110,682	7.7960
February 2, 2026	64,730	7.5584
February 3, 2026	40,476	7.7807
February 4, 2026	54,180	7.6603